HAND & HAND PC

24 Calle de La Luna

San Clemente, CA 92673

(949) 489-2400

Facsimile (949) 489-0034

March 9, 2011

Laura Nguyen

Attorney Advisor

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

Wellstone Filter Sciences, Inc.

Preliminary Information Statement on Form 14C

File No. 000-28161

Filed February 22, 2011

Schedule 14-f

Filed February 22, 2011

Dear Ms. Nguyen:

We herewith file a  revised Information Statement on Form 14C  and respond as follows to your comment letter by copying your comments, followed by a response in italics:

Preliminary Information Statement on Schedule 14C

1.

We have been unsuccessful in several attempts to contact you by telephone concerning the above information statement.  This is to advise you that a preliminary review of the information statement indicates that it may not be in compliance with the requirements of the form.  For this reason, we advise you to refrain from printing and mailing the information statement until you address the comments below with us.

The staff is advised that the 14C has not been mailed to stockholders.

2.

We note disclosure in the Schedule 14f-1 filed on February 22, 2011 that there will be a change to your Board of Directors due to a merger with Auri Design Group, LLC.  Please revise the information statement to disclose the material terms of the merger and the merger agreement.  Also file such merger agreement as an appendix to the information statement.

The Information Statement has been revised to disclose the material terms of the merger and the merger agreement. The merger agreement has been filed as an exhibit as requested.

Schedule 14f-1

3.

We note that you will issue 59,735,360 shares of common stock in connection with the merger with Auri Design Group, LLC.  Please provide an analysis explaining why the issuance of securities will not be registered on Form S-4 of the Securities Act.

A Registration Statement on Form S-4 would be appropriate if the issuance of the shares to the members of Auri Design Group, LLC constituted a “public offering.” The issuer believes that this transaction is exempt from registration under Section 4(2) as a transaction not involving any public offering or solicitation. The transaction was negotiated privately with the 9 members of Auri Design Group, LLC. No public solicitation was involved. The small number of the offerees and their involvement with the transaction ensured that they had the sufficient access to information to comply with the standard set forth in  Securities and Exchange Commission v. Ralston Purina Co., 346 U.S. 119 (1953).

4.

Disclose the reasons why 65,735,360 shares of your common stock will be cancelled  by Mr. Hand and related parties in connection with the merger.

Because the 14f has already been mailed to stockholders, this discussion has been added to the 14C.

Very truly yours,

Jehu Hand

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